Exhibit 99.1

TuanChe Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

Beijing, China, January 21, 2021 /PRNewswire/ -- TuanChe Limited ("TuanChe" or the "Company") (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal”) dated January 21, 2021 from its chairman and chief executive officer, Mr. Wei Wen (“Mr. Wen”), proposing to acquire all of the outstanding ordinary shares (the “Shares”) of the Company, including Shares represented by American depositary shares (the “ADSs,” each representing sixteen (16) Class A ordinary shares), that are not already owned by Mr. Wen for a purchase price of US$4.25 per ADS in cash in a going private transaction (the “Proposed Transaction”), subject to certain conditions. A copy of the Proposal is attached hereto as Annex A.

According to the Proposal, the Proposed Transaction is intended to be financed through debt and/or equity capital, where equity capital will be provided at least in part by Mr. Wen in the form of rollover equity in the Company.

The Board intends to form a special committee consisting of independent and disinterested directors to consider the Proposal. The Board expects that the special committee will retain independent advisors, including independent financial and legal advisors, to assist it in this process.

The Board cautions the Company's shareholders and others considering trading the Company's securities that the Board has just received the Proposal and has not had an opportunity to carefully review and evaluate the Proposal or make any decision with respect to the Company's response to the Proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the Proposed Transaction or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

Safe Harbour Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the approval and the consummation of the Proposed Transaction contemplated by the Proposal or any alternative transaction, which can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

TuanChe Limited
Chenxi Yu
Tel: +86 (10) 6398-2942
Email: ir@tuanche.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: tuanche@tpg-ir.com

Yang Song
Tel: +86 (10) 6508-0677
Email: tuanche@tpg-ir.com

Annex A

Non-Binding Proposal Letter from Mr. Wen

January 21, 2021

The Board of Directors

TuanChe Limited

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District

Beijing 100038, People’s Republic of China

Dear Sirs:

I, Wei Wen, Chairman and CEO of TuanChe Limited (the “Company”), am pleased to submit this preliminary non-binding proposal (this “Proposal”) to acquire all outstanding ordinary shares (the “Shares”) of the Company, including all the Shares represented by American depositary shares (“ADS”, each representing sixteen (16) Class A Shares), that are not already owned by me in a going-private transaction (the “Acquisition”).

I believe that the Proposal will provide a very attractive opportunity to the Company’s shareholders. My proposed purchase price of US$ 4.25 per ADS in cash represents a premium of approximately 22% over the closing price of the Company’s ADSs on January 20, 2021, a premium of approximately 17% to the average closing price of the Company during the last 60 trading days and a premium of approximately 18% to the average closing price of the Company during the last 90 trading days.

The terms and conditions upon which I am prepared to pursue the Acquisition are set forth below. I beneficially own approximately 17.6% of all the issued and outstanding Shares of the Company, which represent approximately 75.7% of the aggregate voting power of the Company, based on the Company’s latest outstanding number of shares as publicly disclosed.

1.	Buyer. I intend to form an acquisition vehicle for the purpose of pursuing the Acquisition.

2.	Purchase Price. My proposed consideration payable for the Acquisition is US$ 4.25 per ADS, in cash. Each ADS represents sixteen (16) Class A Shares.

3.	Financing. I intend to finance the Acquisition with debt and/or equity capital, where equity capital will be provided at least in part by me in the form of rollover equity in the Company. I expect definitive commitments for the required financing, subject to terms and conditions set forth therein, to be in place when the Definitive Agreement (as defined below) are signed. I am confident that I can timely secure adequate financings to consummate the Acquisition.

4.	Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. I would like to ask the board of directors of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing (if required) under a customary form of confidentiality agreement.

5.	Definitive Agreements. I am prepared to negotiate and finalize definitive agreements (the "Definitive Agreements") expeditiously. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6.	Confidentiality. I am sure you will agree with me that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.	Process. I believe that the Acquisition will provide superior value to the Company’s shareholders. I recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that I am interested only in acquiring the outstanding Shares I or any other shareholders of the Company who may choose to roll over with me do not already own, and that I do not intend to sell my stake in the Company to a third party.

8.	Advisors. I have retained DLA Piper as my legal counsel and Huatai United Securities Co., Ltd. as my financial advisor in connection with this proposal and the Acquisition.

9.	No Binding Commitment. This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to the Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, I would like to personally express my commitment to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact me at 010-63984292. I look forward to speaking with you.

Sincerely,

/s/ Wei Wen
Wei Wen